NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

September 18, 2012

To:	Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 9 to Registration Statement on Form S-1
Filed July 17, 2012
File No.: 333-166801

Dear Ms. Hunter:

The Registrant is filing amendment number 10 to the registration statement on Form S-1 to update its financial statements, as requested during the August 22, 2012 telephone conversation between the Registrant and yourself.

If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Marcia Hootman

Marcia Hootman

Principal Financial Officer

New Day Financial Management, Inc.

Enclosures